EXHIBIT 14.1

EMCORE CORPORATION CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This EMCORE CORPORATION Code of Ethics for Financial Professionals applies to the Chief Executive Officer, Chief Financial Officer, Vice Presidents of Finance, Controllers and Assistant Controllers. EMCORE expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by all other applicable EMCORE policies and guidelines in the employee handbook relating to the areas covered by this Code. This Code of Ethics is intended to supplement the policies and standards of conduct contained in the EMCORE employee handbook.

You agree to:

(a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b) Avoid conflicts of interest and to disclose to the General Counsel and Audit Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c) Take all reasonable measures to protect the confidentiality of non-public information about EMCORE or its subsidiaries and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(d) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that EMCORE files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by EMCORE;

(e) Comply with all applicable governmental laws, rules and regulations; and

(f) Promptly report any possible violation of this Code of Ethics to the General Counsel and Audit Committee.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead EMCORE's independent public auditors for the purpose of rendering the financial statements of EMCORE misleading.

You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact the General Counsel or the Audit Committee.

Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or EMCORE.

Financial Professionals should report observed violations of the Code and illegal or unethical behavior to EMCORE's General Counsel and Audit Committee or to the Ethics and Compliance hotline. All reports will be treated in a confidential manner and it is EMCORE's policy to not allow retaliation for reports made in good faith of misconduct by others. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics. EMCORE's General Counsel will lead all investigations of alleged violations or misconduct. Employees are expected to cooperate in internal investigations of misconduct and violations of this Code.